Exhibit 99.1

NIP Group Inc. Filed 2024 Annual Report on Form 20-F

ABU DHABI, United Arab Emirates, May 12, 2025 (GLOBE NEWSWIRE) — NIP Group Inc. (“NIPG” or the “Company”) (NASDAQ: NIPG), a leading digital entertainment company, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 with the Securities and Exchange Commission (the “SEC”) on May 12, 2025.

The annual report, which contains the Company’s audited consolidated financial statements, can be accessed on the Company’s investor relations website at ir.nipgroup.gg and on the SEC’s website at www.sec.gov. The Company will also provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and American Depositary Share holders upon request.

About NIP Group

NIP Group (NASDAQ: NIPG) is a global digital entertainment company driving the evolution of gaming and esports. With a diversified ecosystem spanning esports teams, arenas and events, content and influencer networks, game publishing, and hospitality, we engage hundreds of millions of fans and create immersive entertainment experiences. Operating across Europe, the Middle East, Asia, and the Americas, we collaborate with leading gaming companies to push the boundaries of interactive entertainment and bring gaming to new audiences worldwide.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg